Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions)

	2005	2004	2003
Net earnings	$92.9	$81.7	$78.7
Add:
Income taxes	55.1	38.7	38.0
Minority interest in earnings of consolidated subsidiaries	3.6	2.0	3.1

Net earnings as defined	151.6	122.4	119.8
Fixed charges:
Interest on debt	21.1	23.0	24.4
Interest element of rentals	2.4	1.8	6.9

Total fixed charges	23.5	24.8	31.3
Total adjusted earnings available for payment of fixed charges	$175.1	$147.2	$151.1

Ratio of earnings to fixed charges	7.5	5.9	4.8

For purpose of computing this ratio, “Net earnings” consists of (i) income from continuing operations before income taxes and adjusted for minority interests, and (ii) “Fixed charges” consists of interest on debt and the estimated interest portion of rents.